MANAGEMENT DISCUSSION & ANALYSIS
The date of this Management Discussion and Analysis (“MD&A”) is March 28, 2008, for the quarter ended January 31, 2008 and should be read in conjunction with the accompanying unaudited consolidated interim financial statements for the same period. Please also refer to the Company’s audited consolidated financial statements and accompanying notes for the year ended July 31, 2007.

Forward Looking Statements
Certain disclosure in this MD&A contains forward-looking statements that involve risk and uncertainties. Such information, although considered reasonable by the Company at the time of preparation, may prove to be incorrect and actual results may differ materially from those anticipated in the statements. For this purpose, any statements contained herein that are not statements of historical fact may be deemed to be forward-looking statements. Such risks and uncertainties include, but are not limited to, risks associated with operations, loss of market, regulatory matters, commodity price risk, environmental risks, industry competition, uncertainties as to the availability and cost of financing, risks in conducting foreign operations, potential delays or changes in plans with respect to exploration or capital expenditures.

Business
Trans-Orient Petroleum Ltd. is a Vancouver, British Columbia, Canada based company. The Company’s operating strategy is focused on its international oil and gas exploration operations through its 100% interests in PEP 38348 and PEP 38349 that consist of 2,163,902 net acres of lightly explored land located in New Zealand’s East Coast Basin. The Company will also consider further investment into existing exploration and productions companies if opportunities become available that meet the Company’s specific investment criteria.

Results of Operations
The Company has incurred losses to date of $11,788,616 which includes a net loss for the second quarter of the 2007 fiscal year of $331,838 and a net loss of $421,946 for the six month period ended January 31, 2008 compared to a net loss of $70,784 and $46,749 respectively for the same periods last year.

The Company’s net loss of $331,838 for the quarter essentially consitsted of the Company’s General and Administrative (“G&A”) expenses.

For the three and six month periods ended January 31, 2008, the G&A expenses totalled $390,008 and $595,764 respectively which is considerably higher than the same period last year when G&A costs totalled $110,116 and $218,919. The reason for the increase in G&A relates specifically to the Company’s efforts to re-establish it’s direct operations into international oil and gas exploration, including ongoing seismic operations within New Zealand. A comparative summary of G&A costs for the period ending January 31, 2008 and the comparitive period last year can be found in the consolidated interim schedules of general and administrative expenses in the accompanying unaudited interim consolidated financial statements.

Summary of Quarterly Results

	Three Month Period Ended Jan. 31, 2008 $	Three Month Period Ended Oct. 31, 2007 $	Three Month Period Ended July 31, 2007 $	Three Month Period Ended April 30, 2007 $	Three Month Period Ended Jan. 31, 2007 $	Three Month Period Ended Oct. 31, 2006 $	Three Month Period Ended July 31, 2006 $	Three Month Period Ended April 30, 2006 $
Total Revenue	-	-	-	-	-	-	-	-
Net income (loss) for the period	(331,838)	(90,108)	(177,217)	(870,844)	(70,784)	24,035	(171,629)	(39,419)
Basic income (loss) per share	(0.01)	(0.00)	(0.00)	(0.03)	(0.00)	0.00	(0.00)	(0.01)
Diluted income (loss) per share	(0.01)	(0.00)	(0.00)	(0.03)	(0.00)	0.00	(0.00)	(0.01)

In the periods where net losses are incurred, stock options and share purchase warrants outstanding were not included in the computation of diluted loss per share as the inclusion of such securities would be antidilutive.

Capital Expenditures
The Company has the following commitments for Capital Expenditure at Jan 31, 2008:

Contractual Obligations	Total $	Less than One	More than One
		Year $	Year $
Long term debt	-	-	-
Operating leases	-	-	-
Purchase obligations	-	-	-
Other long-term obligations (1)	1,400,000	1,400,000	-
Total Contractual Obligations (2)	1,400,000	1,400,000	-

(1)

The Other Long Term Obligations that the Company has are in respect to the Company’s share of expected exploration permit obligations and/or commitments at the date of this report. The Company may choose to alter the program, relinquish certain permits or farm-out its interest in permits where practical.

(2)

The Company’s total commitments include those that are required to be incurred to maintain the permit in good standing during the current permit term, prior to the Company committing to the next stage of the permit term where additional expenditures would be required.

The Company’s forward work progam requires additional geological and geophysical studies and, prior to November 8, 2008, the Company must acquire a total of 50 kilometers of 2D seismic at a cost of approximately $1,400,000. The seismic acquisition was completed in February 2008 and is currently being processed.

Liquidity and Capital Resources
The Company ended the second quarter of the 2008 fiscal year with $7,999,856 (January 31, 2007: $8,692,067) in cash and cash equivalents and $8,076,450 (January 31, 2007: $8,710,351) in working capital. This compares to $8,499,720 in cash and cash equivalents and $8,485,610 in working capital for the year ended July 31, 2007. The Company is adequately funded to meet its capital and ongoing requirements for the next eighteen months based on the current exploration and development programs. Additional material commitments or acquisitions by the Company may require a source of additional financing.

The Company did not conduct any financing or investing activities during the second quarter of the 2008 fiscal year.

Off-Balance Sheet Arrangements and Proposed Transactions
The Company does not have any off-balance sheet arrangements or proposed transactions.

Transactions with Related Parties
Please refer to Note 5 of the accompanying unaudited consolidated interim financial statements for details of related party transactions during the period ended January 31, 2008.

Director Movements
On January 10, 2008, Mr. Garth Johnson accepted the position of President. To facilitate this appointment, Mr. Peter Loretto resigned as President. On the same date Mr. Drew Cadenhead was appointed as VP of Business Development.

On March 17, 2008, the Company made the following changes to its directors and executive team. Mr. Peter Loretto resigned as CEO and was replaced by Mr. Garth Johnson. Mr. Johnson also accepted the role as a Director. Mr. Barry MacNeil resigned as the Company’s CFO, Corporate Secretary and as a Director. Mr. Doug Lynes has accepted the role as CFO, Corporate Secretary and as a Director. Mr. Drew Cadenhead has resigned as VP of Business Development and to accept the role of Chief Operating Officer.

Internal Controls Over Financial Reporting and Dislcosure Controls and Procedures

An analysis of the Company’s internal control over financial reporting and disclosure controls and procedures is included in the 2007 annual Management’s Discussion and Analysis (“MD&A”). There have been no significant changes to the Company’s internal systems and procedures that occurred during the most recent period that have materially affected, or are reasonably likley to materially affect, the Company’s internal control over financial reporting and or its disclosure controls and procedures.The Company’s Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”) has concluded as at the date of this MD&A, that the Company’s internal contols over financial reporting are effective to provide reasonable assurance regarding the reliability of financial reporting and preparation of financial statements for external purposes. In addition the CEO and CFO has concluded as at the date of this MD&A that the Company’s disclosure controls and procedures continue to be effective to provide reasonable assurance that material information related to the Company is made is recorded, processed, summarized and reported within the time periods specified by securities regulations and that information required to be disclosed is accumulated and communicated to Management.

It should be noted that management does not expect that internal controls over financial reporting and dislcosure controls and procedures would prevent all errors and fraud. A control system, no matter how well conceived or operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.

Business Risks and Uncertainties
The business risks for the Company have not materially changed from the disclosure in the 2007 year end MD&A.

Additional information relating to the Company is available on www.sedar.com.

CORPORATE INFORMATION

DIRECTORS AND OFFICERS	SUBSIDIARY

Garth Johnson, CGA	DLJ Management Corp.
President, CEO, Director	Orient Petroleum (NZ) Limited
Vancouver, British Columbia	Orient Petroleum (PNG) Limited

Doug Lynes, CA	LEGAL COUNSEL
Secretary, CFO, Director
Vancouver, British Columbia	Lang Michener
Vancouver, British Columbia
Drew Cadenhead, B.Sc.,
COO	AUDITORS
Vancouver, British Columbia
DeVisser Gray
Peter Loretto, MBA (1)	Chartered Accountants
Vancouver, British Columbia	Vancouver, British Columbia

Michael Hart	REGISTRAR AND TRANSFER AGENT
Vancouver, British Columbia (1)
Computershare Investor Services Inc.
David Bennett, Ph.D.	9th Floor, University Avenue
Wellington, New Zealand (1)	Toronto, Ontario
Canada M5J 2Y1
Alex P. Guidi	Telephone: 1-800-564-6253
Vancouver, British Columbia	Facsimile: 1-866-249-7775
Email: service@computershare.com
(1) Member of audit committee
SHARE LISTING
CORPORATE OFFICE
OTCBB: TOPLF
999 Canada Place
World Trade Center Suite 404	ANNUAL GENERAL MEETING
Vancouver, BC, Canada V6C 3E2
Telephone: 1-604-682-6496	The annual general meeting was held
Facsimile: 1-604-682-1174	on January 25, 2008 at the offices
of Lang Michener, Barristers & Solicitors,
SHAREHOLDER RELATIONS	Suite 1500, 1055 West Georgia St.
Vancouver, B.C. at 10:00am.
Telephone: 604-682-6496
Facsimile: 604-682-1174	SHARE CAPITAL

BANKERS	At March 28, 2008 there are 36,545,225
shares issued and outstanding. (Fully
Bank of Montreal	diluted 54,294,867)
Vancouver, British Columbia